3/12

BB 3/3

03001938

UNITED STATES
[SECURITIES A]ND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING
RECEIVED
FEB 27 2003
WASH. D.C. SECTION
181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/12/02 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MANCHESTER FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4700 IDS Center, 80 S. 8th St.
(No. and Street)

MINNEAPOLIS, MN 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARY MERRILL 612-436-2824
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VIRCHOW KRAUSE & Co.
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Ave S. Bloomington MN 55431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB m 3/13

OATH OR AFFIRMATION

I, MARY M. MERRILL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MANCHESTER FINANCIAL GROUP LLC, as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENEVIEVE SCOTT NORDSTROM
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANCHESTER FINANCIAL GROUP, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

INDEX TO FINANCIAL STATEMENTS

VirchowKrause &company

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

Board of Governors
Manchester Financial Group, LLC:

We have audited the accompanying statement of financial condition of Manchester Financial Group, LLC as of December 31, 2002, and the related statements of operations, member's equity and cash flows for the period from April 12, 2002 (acquisition) to December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manchester Financial Group, LLC as of December 31, 2002, and the results of its operations and its cash flows for the period from April 12, 2002 (acquisition) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedule presented on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 6, 2003

MANCHESTER FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$ 16,625
Goodwill	29,739
	$ 46,364

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued expenses	$ 2,313
Total liabilities	2,313
Member's equity	44,051
	$ 46,364

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
PERIOD FROM APRIL 12, 2002 (ACQUISITION) TO DECEMBER 31, 2002

Revenues	$	392,230
Expenses		39,383
Net income	$	352,847

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC
STATEMENT OF MEMBER'S EQUITY
PERIOD FROM APRIL 12, 2002 (ACQUISITION) TO DECEMBER 31, 2002

	Member's Equity
Capital contributed	$ 58,930
Distributions	(367,726)
Net income	352,847
Balance - December 31, 2002	$ 44,051

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
PERIOD FROM APRIL 12, 2002 (ACQUISITION) TO DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 352,847
Adjustments to reconcile net income to cash flows from operating activities:	
Changes in operating assets and liabilities:	
Accrued expenses	2,313
Cash flows from operating activities	355,160
Cash flows from investing activities:	
Purchase of Sirius Capital membership interests, net of cash received	(29,739)
Cash flows from investing activities	(29,739)
Cash flows from financing activities:	
Capital contributed	58,930
Distributions	(367,726)
Cash flows from financing activities	(308,796)
Increase in cash	16,625
Cash, beginning of period	0
Cash, end of year	$ 16,625

See accompanying notes to financial statements.

MANCHESTER FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

(1) NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business - On April 12, 2002, Manchester Companies, Inc. purchased 100 percent of the membership interests of Sirius Capital, LLC for $36,963 and changed the name to Manchester Financial Group, LLC (the Company). The transaction was accounted for under the purchase method of accounting and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair values at the date of acquisition. The Company recorded cash of $7,224 and goodwill of $29,739 as a result of the purchase. The results of operations for the period subsequent to April 12, 2002 are included in the accompanying financial statements. The Company is a limited liability company.

The Company was organized for the purpose of being registered with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is engaged in mergers and acquisitions, capital raising activities and financial advisory services in the upper Midwest.

Revenue recognition - Revenues resulting from consulting fees are recognized in the period the services are provided.

Goodwill - In June 2001 the Financial Accounting Standards Board (FASB) adopted Statement of Accounting Standards (SFAS) No. 142 - *Goodwill and Other Intangible Assets*. SFAS No. 142 discontinued the amortization of recorded goodwill for fiscal years beginning after December 15, 2001. Goodwill will now be reduced based upon an impairment analysis of the net amount recorded on the Company's books. To the extent it has been determined that the carrying value of goodwill is not recoverable and is in excess of its fair value, an impairment loss will be recognized. Impairment will be reviewed annually.

No impairment loss adjustment was deemed necessary for the period from April 12, 2002 (acquisition) to December 31, 2002. At December 31, 2002, the Company has $29,739 of goodwill reported in its financial statements resulting from an original recorded value of $29,739.

Income taxes - The Company is a sole member limited liability company and, therefore, is not taxed as a separate entity; rather the income or loss is included in the sole member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Management's use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its sole member stating that the sole member will pay for all shared expenses and only those specific to the Company will be charged to the Company.

The Company has revenues from a related party of $30,000 for the period from April 12, 2002 (acquisition) to December 31, 2002.

(3) NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission' s Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $14,312 as defined by Rule 15c3-1, which was $9,312 in excess of its required net capital of $5,000. The Company had indebtedness at December 31, 2002 of $2,313.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2002 amended FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

MANCHESTER FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

MEMBER'S EQUITY	$	44,051
NON-ALLOWABLE ASSETS:		
Goodwill		29,739
Tentative net capital		14,312
HAIRCUTS ON SECURITIES		-
Net capital	$	14,312
AGGREGATE INDEBTEDNESS	$	2,313
REQUIRED NET CAPITAL:		
NASD required N.C. (6.67% aggr. ind.) OR $5,000 whichever is greater	$	5,000
EXCESS NET CAPITAL:		
Net capital	$	14,312
Required net capital		5,000
Excess net capital at 1,500 percent	$	9,312
Net capital	$	14,312
10% of aggregate indebtedness		231
Excess net capital at 1,000 percent	$	14,081
AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO:		
Aggregate indebtedness	$	2,313
Net capital	$	14,312
Ratio		0.16 to 1.0
RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT:		
Net capital, as reported on Part II (unaudited) amended FOCUS report	$	14,312
Net capital per above	$	14,312

Virchow Krause & company

Board of Governors
Manchester Financial Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Manchester Financial Group, LLC (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with The Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Virchow, Krause + Company, LLP

Minneapolis, Minnesota
February 6, 2003